UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 5, 2017

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K/A is furnished to amend the Report of Foreign Private Issuer furnished by the registrant to the Securities and Exchange Commission on March 27, 2017.  This amended Report incorporates amended versions of the excerpt and key information regarding the agreement between Essilor International and Delfin S.à r.l. which were posted by the registrant to its website and filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: April 5, 2017		MICHAEL A. BOXER
Group General Counsel

Exhibit Index

Exhibit 99.1    Key information relating to the agreement (incorporated by reference to the Company’s filing pursuant to Rule 425 on March 31, 2017, SEC Accession No. 0001104659-17-020707).

Exhibit 99.2    Excerpt relating to the shareholders’ agreement (incorporated by reference to the Company’s filing pursuant to Rule 425 on March 31, 2017, SEC Accession No. 0001104659-17-020708).